EXHIBIT 11.1

SCHEDULE REGARDING COMPUTATION OF PER SHARE EARNINGS
(000’s except per share data)

	Nine Months Ended September 30,		Three Months Ended September 30,
	1999	1998	1999	1998
Net income (loss)	$2,034	$5,567	$(1,537)	$2,394
Less preferred stock dividends	(1,081)	—	(525)	—

Income available to common stockholders—basic and diluted	$ 953	$5,567	$(2,062)	$2,394

Basic weighted average shares outstanding	8,130	8,033	8,130	8,124
Common equivalent shares:
Dilutive stock options	19	51	—	34
Dilutive warrants	177	555	—	—

Diluted weighted average shares outstanding	8,326	8,639	8,130	8,158

Basic earnings (loss) per share	$ 0.12	$ 0.69	$ (0.25)	$ 0.29

Diluted earnings (loss) per share	$ 0.11	$ 0.64	$ (0.25)	$ 0.29